Cuprina Holdings (Cayman) Limited

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

September 26, 2024

U.S. Securities & Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, NE

Attn: Doris Stacey Gama and Alan Campbell

Re:	Cuprina Holdings (Cayman) Limited
Registration Statement on Form F-1
Initially Filed March 7, 2024, as amended
File No. 333-277731

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cuprina Holdings (Cayman) Limited. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on September 30, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ David Quek Yong Qi
David Quek Yong Qi
Director and Chief Executive Officer

cc:	Loeb & Loeb LLP
Winston & Strawn LLP